Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 28, 2008.

Pricing Supplement to the Prospectus dated July 16, 2008,

the Prospectus Supplement dated July 16, 2008,

and the Prospectus Supplement No. 1 dated July 17, 2008 — No

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Leveraged Buffered Equity Index-Linked Notes due (Linked to the S&P Homebuilding Select Industry Index)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (which will be set on the trade date and is expected to be between 24 and 26 months after the original issue date, subject to adjustments) is based on the performance of the S&P Homebuilding Select Industry Index (which we refer to as the index) as measured by the percentage change in the closing level of the index on each of three averaging dates (each of which will be set on the trade date, and which are expected to be the three consecutive trading days ending on the tenth scheduled trading day prior to the originally scheduled stated maturity date, subject to adjustments) over the initial index level. As more fully described below, the return on your notes is not linked to the performance of the index on a one-to-one basis and is subject to a cap on the upside appreciation, while you could lose your entire investment in the notes if the index level decreases to zero.

On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage increase or decrease in the index, which we refer to as the index return.

The index return will be determined as follows: First, we will subtract the initial index level (which will be set on the trade date) from the final index level (which will be the arithmetic average of the closing levels of the index on each of the averaging dates, subject to adjustments). Then, we will divide the result by the initial index level, and express the resulting fraction as a percentage.

The cash settlement amount for each note will then be calculated as follows:

•

if the final index level is greater than the initial index level, an amount in cash equal to the sum of the $1,000 face amount plus an amount equal to 1.1% of the $1,000 face amount for every 1% increase in the level of the index, subject to a cap in the appreciation of the index level of between 65% and 80% ( which will be set on the trade date) of the initial index level;

•	if the final index level is equal to or less than the initial index level but is greater than or equal to 75% of the initial index level, an amount in cash equal to the $1,000 face amount; or

•

if the final index level is less than 75% of the initial index level, an amount in cash equal to the result of the $1,000 face amount minus approximately 1.3333% of the $1,000 face amount for every 1% decrease in the level of the index below 75% of the initial index level.

You could lose your entire investment in the notes if the final index level is zero. A percentage decrease of more than 25% between the initial index level and the final index level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes. In such a case, the rate of decrease in the amount payable on your notes will exceed the rate of decrease in the level of the index. Moreover, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum settlement amount of between $1,715 and $1,880 (which will be set on the trade date). In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the leveraged buffered equity index-linked notes found in “General Terms of the Non-Principal Protected Equity Index-Linked Notes” on page S-36 of the accompanying prospectus supplement no. 1.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is expected to be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through April     , 2009. We encourage you to read “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes” on page S-27 of the accompanying prospectus supplement no. 1 and “Additional Risk Factors Specific to Your Notes” on page PS-8 of this pricing supplement so that you may better understand those risks.

Original issue date:                     , 2008

Original issue price:         % of the face amount

Underwriting discount:         % of the face amount

Net proceeds to the issuer:         % of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

“Standard & Poor’s®”, “S&P®” and “Homebuilding Select Industry Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Pricing Supplement dated                     , 2008.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 16, 2008, as supplemented by the accompanying prospectus supplement, dated July 16, 2008, of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 1” mean the accompanying prospectus supplement no. 1, dated July 17, 2008, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Non-Principal Protected Equity Index-Linked Notes” on page S-36 of the accompanying prospectus supplement no. 1.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: the S&P Homebuilding Select Industry Index (the “index”) (Bloomberg ticker: “SPHOME”)

Specified currency: U.S. dollars (“$” or “USD”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 1:

•	type of notes: notes linked to a single index

•	buffer level: yes, as described below

•	cap level: yes, as described below

•	averaging dates: as described below

•	interest: not applicable

•	redemption right or price dependent redemption right: not applicable

Face amount: each note will have a face amount of $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount:

•	if the final index level is greater than or equal to the cap level, the maximum settlement amount;

•

if the final index level is greater than the initial index level but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the index return;

•	if the final index level is equal to or less than the initial index level but greater than or equal to the buffer level, the $1,000 face amount; and

•

if the final index level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the index return plus the buffer amount

Initial index level (to be set on the trade date):

Final index level: the arithmetic average of the closing levels of the index on each of the averaging dates, except in the limited circumstances described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-42 of the accompanying prospectus supplement no. 1 and subject to adjustment as provided under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Discontinuance or Modification of an Index” on page S-43 of the accompanying prospectus supplement no. 1

Index return: the quotient of (1) the final index level minus the initial index level divided by (2) the initial index level, expressed as a positive or negative percentage

Participation rate: 110%

Cap level (to be set on the trade date): expected to be between 165% and 180% of the initial index level

Maximum settlement amount (to be set on the trade date): expected to be between $1,715 and $1,880

Buffer level: 75% of the initial index level

Buffer rate: the quotient of the initial index level divided by the buffer level, which equals approximately 133.33%

Buffer amount: 25%

Trade date:

Original issue date (settlement date): expected to be the tenth scheduled business day following the trade date

Stated maturity date (to be set on the trade date): a specified date that is expected to be between 24 and 26 months after the original issue date, subject to adjustments as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-41 of the accompanying prospectus supplement no. 1

Averaging dates (to be set on the trade date): specified dates that are expected to be the three consecutive trading days ending on the tenth scheduled trading day prior to the stated maturity date, subject to adjustments as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-42 of the accompanying prospectus supplement no. 1

Determination date (to be set on the trade date): the last averaging date, subject to adjustment as described under “General Terms of the Non-Principal Protected Equity Index Linked Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-40 of the accompanying prospectus supplement no. 1

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Calculation agent: Goldman, Sachs & Co.

Closing level: as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Special Calculation Provisions — Closing Level” on page S-45 of the accompanying prospectus supplement no. 1

Business day: as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Special Calculation Provisions — Business Day” on page S-45 of the accompanying prospectus supplement no. 1

Trading day: as described under “General Terms of the Non-Principal Protected Equity Index-Linked Notes — Special Calculation Provisions — Trading Day” on page S-45 of the accompanying prospectus supplement no. 1

CUSIP no.:

ISIN no.:

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-49 of the accompanying prospectus supplement no. 1

Supplemental discussion of federal income tax consequences: as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-51 of the accompanying prospectus supplement no. 1, except that the following paragraph supplements and, to the extent inconsistent therewith, replaces, the discussion of the U.S. federal income tax consequences of owning the offered notes therein:

The discussion of U.S. federal income tax consequences in the accompanying prospectus supplement no. 1 is only applicable to U.S. holders of the notes. The discussion under “Supplemental Discussion of Federal Income Tax Consequences — United States Alien Holders” in the accompanying prospectus supplement will not be applicable to U.S. alien holders of the notes. U.S. alien holders of the notes should consult their own tax advisors regarding the U.S. federal income tax consequences of holding the notes.

ERISA: as described under “Employee Retirement Income Security Act” on page S-55 of the accompanying prospectus supplement no. 1

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-56 of the accompanying prospectus supplement no. 1; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting

discounts and commissions, will be approximately $            ;

we expect to deliver the notes against payment therefor in New York, New York on                     , 2008, which is expected to be the tenth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes initially will settle in ten business days (T + 10), to specify alternative settlement arrangements to prevent a failed settlement

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final index levels could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final index levels that are entirely hypothetical; it is not possible to predict what the closing levels of the index will be on each of the averaging dates or what the final index level will be on the determination date. The index has been highly volatile in the past — meaning that the index level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is expected to be significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will Be Significantly Less Than the Issue Price” on page S-27 of the accompanying prospectus supplement no. 1. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Participation rate	110%

Cap level	172.5% of the initial index level

Maximum settlement amount	$1,797.50

Buffer level	75% of the initial index level

Buffer rate	Approximately 133.33%

Buffer amount	25%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the index stocks or the method by which the index calculation agent calculates the index

Notes purchased on original issue date and held to the stated maturity date

Moreover, we have not yet set the initial index level that will serve as the baseline for determining the index return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial index level may differ substantially from the index level prior to the trade date.

        For these reasons, the actual performance of the index over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical index levels shown elsewhere in this pricing supplement. For information about the historical levels of the index during recent periods, see “The Index — Historical High, Low and Closing Levels of the Index” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the index between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

The levels in the left column of the table below represent hypothetical final index levels and are expressed as percentages of the initial index level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level), and are expressed as percentages of the face amount of a note. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level) and the assumptions noted above.

Hypothetical Final Index Level (as Percentage of Initial Index Level)	Hypothetical Payment Amount (as Percentage of Face Amount)
200.00%	179.75%
175.00%	179.75%
172.50%	179.75%
150.00%	155.00%
125.00%	127.50%
100.00%	100.00%
90.00%	100.00%
80.00%	100.00%
75.00%	100.00%
70.00%	93.33%
50.00%	66.67%
25.00%	33.33%
0.00%	0.00%

If, for example, the final index level were determined to be 25.00% of the initial index level, the payment amount that we would deliver on your notes at maturity would be 33.33% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 66.67% of your investment. If, however, the final index level were determined to be 175.00% of the initial index level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 179.75% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final index level over 172.50% of the initial index level.

The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final index level (expressed as a percentage of the initial index level) of less than 75% (the section left of the 75% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final index level (expressed as a percentage of the initial index level) of greater than 172.50% (the section right of the 172.50%

marker on the horizontal axis) would result in a capped return on your investment.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-29 of the accompanying prospectus supplement no. 1.

We cannot predict the actual closing levels of the index on each of the averaging dates, the final index level or the market value of your notes, nor can we predict the relationship between the index level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial index level, cap level and maximum settlement amount we will set on the trade date, the closing levels of the index on each of the averaging dates and the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated July 16, 2008, and “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes” in the accompanying prospectus supplement no. 1. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is Expected to Be Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your note using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through April     , 2009. After                     ,         , the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-29 of the accompanying prospectus supplement no. 1.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-29 of the accompanying prospectus supplement no. 1.

The Principal of Your Notes Is Not Protected

The principal of your notes is not protected. Our cash payment on your notes on the stated maturity date will be based on the performance of the Homebuilding Select Industry Index as measured by the percentage change from the initial index level set on the trade date to the closing level of the index on each averaging date. If the final index level for your notes is less than the buffer level, you will lose approximately 1.3333% of the face amount of your notes for every 1% negative index return below -25%. Thus, you may lose your entire investment in the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the index over the life of your notes will be limited because of the cap level, which will be set on the trade date and is expected to be between 165% and 180% of the initial index level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the index may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlying index.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

The Performance of the Index May Differ from the Performance of the S&P Total Market Index

Although the index consists of companies drawn from the universe of companies included in the S&P Total Market® Index, the performance of the index may differ from the performance of the S&P Total Market® Index because the composition and weighting of the index differs from the composition and weighting of the S&P Total Market® Index. Because of this imperfect correlation, the return on the notes will not be the same as a debt security with a payment at maturity based on the performance of the S&P Total Market® Index.

S&P May Adjust the Homebuilding Select Industry Index in a Way That Affects Its Level, and S&P Has No Obligation to Consider Your Interests

Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), is responsible for calculating and maintaining the index and the S&P Total Market® Index from which the index is derived. S&P can add, delete or substitute the equity securities composing the index or the S&P Total Market® Index or make other methodological changes that could change the level of the index. Any such additions, deletions, substitutions or other methodological changes with respect to the index or the S&P Total Market® Index could affect the level of the index. You should realize that the index may be affected by changing the companies included in it, because a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the index or the S&P Total Market® index. Any of these actions could adversely affect the value of the notes. S&P has no obligation to consider your interests in calculating or revising the index or the S&P Total Market® Index. See “The Index” below.

The Index Is Concentrated in the Homebuilding Sector

        All or substantially all of the equity securities that are included in the index are issued by companies whose primary line of business is directly associated with the homebuilding sector or the related home furnishings and home improvement retail sectors. Because the value of the notes is based on the performance of the index, an investment in these notes will be concentrated in the homebuilding sector. Homebuilding companies can be affected by the national, regional and local real estate markets. The homebuilding industry is also sensitive to interest rate fluctuations, which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. The building industry can be significantly affected by changes in government spending, the enactment of adverse legislation affecting the real estate and homebuilding industries, adverse regulatory activities affecting the real estate and homebuilding industries, consumer confidence, demographic patterns and the level of new and existing home sales. Moreover, as a result of recent market conditions, many homebuilding companies included in the index have suffered substantial losses and precipitous declines in the value of their securities.

As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting the homebuilding industry than a different investment linked to securities of a more broadly diversified group of issuers.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as prepaid forward contracts, which could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Furthermore, a bill has been introduced in Congress that, if enacted, would require holders of notes, such as your notes, purchased after the bill is enacted to accrue interest income over the life of the notes despite the fact that there will be no interest payments over the life of the notes. We describe these developments in more detail under “Summary Information — Key Terms — Supplemental Discussion of Federal Income Tax Consequences” above. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. will treat the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-51 of the accompanying prospectus supplement no. 1 unless and until there is further guidance from the Treasury Department and the Internal Revenue Service or an enacted legislation.

THE INDEX

We have derived all information contained in this prospectus supplement regarding the S&P Homebuilding Select Industry Index which we refer to as the “index”, including, without limitation, the make-up, method of calculation and changes in components for each index, from publicly available information. Such information reflects the policies of, and is subject to change by S&P. We have not independently verified the information derived from these public sources, and we make no representation or warranty as to the accuracy of such information.

The S&P Homebuilding Select Industry Index

The S&P Homebuilding Select Industry Index is managed by S&P and is an equal weighted index that draws constituents from companies involved in homebuilding, including residential construction companies, manufacturers of prefabricated houses and semi-fixed manufactured homes. Supplementary companies include manufacturers of soft home furnishings or furniture, including upholstery, carpets, and wall-coverings, and owners and operators of home and garden improvement retail stores as well as those offering building materials and supplies.

The S&P Homebuilding Select Industry Index is one of the eighteen S&P Select Industry Indices.

Construction and Maintenance

The index is developed and maintained in accordance with the following criteria:

•	Each of the component stocks in the index is a constituent company of the S&P Total Market® Index.

•

Index constituents are generally in the top 90% of the relevant Global Industry Classifieds Standards (GICS®) sub-industries in float-adjusted market capitalization and have a liquidity ratio of at least 60%.

•	The S&P Total Market® Index includes all common equities listed on the NYSE (including NYSE Arca), the American Stock Exchange, and the NASDAQ National and Small Cap markets.

•	The index is weighted based on the market capitalization and liquidity of each of the component stocks.

•	Index membership is reviewed quarterly.

•

Rebalancings of the index occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month.

•

Adjustments are made to the index in the event of certain actions relating to the S&P Total Market® Index, including deletions of constituents of the S&P Total Market® Index and certain corporate actions relating to the index stocks, including spin-offs, mergers, rights offerings, stock splits and special dividends.

•

Additional information regarding the index and the S&P Total Market® Index is available on the website http://standardandpoors.com, which we refer to as the “website”. We are not incorporating by reference the website or any material located on the website or that is accessible by accessing the website into this pricing supplement.

Historical High, Low and Closing Levels of the Index

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the index as an indication of the future performance of the index. We cannot give you any assurance that the future performance of the index or the index stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Moreover, in light of current market conditions, the trends reflected in the historical performance of the index may be less likely to be indicative of the performance of your notes over the life of your notes than would otherwise have been the case. In particular, based on the historical movement of the closing levels of the index reflected in the table below, in the past three years, there have been five full 27 month periods, measured from the ends of the relevant quarters, in which the closing level of the index has fallen by 25% or more from the closing level of the index on the initial date of such period. In light of the increased volatility currently being experienced by U.S. and global securities markets and recent declines in the homebuilding Sector and in the general market, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. Neither we nor any of our affiliates makes any representation to you as to the performance of the index. The actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2005, 2006, and 2007, and the first three calendar quarters in 2008 (through July 25, 2008). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Historical Quarterly High, Low and Closing Levels of the Index

	High	Low	Last
2005
Quarter ended March 31	4882.73	4020.17	4397.22
Quarter ended June 30	5087.13	4122.64	5013.17
Quarter ended September 30	5542.13	4671.58	4879.12
Quarter ended December 31	4910.11	4185.90	4577.46
2006
Quarter ended March 31	5003.46	4199.88	4456.85
Quarter ended June 30	4646.35	3264.85	3382.64
Quarter ended September 30	3422.19	2929.31	3283.72
Quarter ended December 31	3857.49	3231.36	3732.29
2007
Quarter ended March 31	3967.37	3259.34	3259.34
Quarter ended June 30	3589.31	3039.43	3039.43
Quarter ended September 30	3099.56	2115.97	2125.28
Quarter ended December 31	2349.20	1703.08	1926.18
2008
Quarter ended March 31	2330.06	1585.52	2162.08
Quarter ended June 30	2393.49	1644.10	1644.10
Quarter ending September 30 (through July 25, 2008)	1860.20	1458.45	1688.96

License Agreement

We will enter into a non-exclusive license agreement with Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”), whereby we and our affiliates, in exchange for a fee, will be permitted to use the index in connection with the offer and sale of the offered notes. We are not affiliated with Standard & Poor’s; the only relationships between Standard & Poor’s and us are the licensing of the use of the index and trademarks relating to the index.

        Neither Goldman, Sachs & Co. nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of the index or any successor index. The offered notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s. Neither Standard & Poor’s nor its third party licensors make any representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the S&P Homebuilding Select Industry Index to track general market performance. Standard & Poor’s and its third party licensors’ only relationship to Goldman, Sachs & Co. is the licensing of certain trademarks and trade names of Standard & Poor’s and/or its third party licensors and of the S&P Homebuilding Select Industry Index, which Index is determined, composed and calculated by Standard & Poor’s without regard to Goldman, Sachs & Co. or its offered notes. Standard & Poor’s and its third party licensors have no obligation to take the needs of Goldman, Sachs & Co. or the owners of the offered notes into consideration in determining, composing or calculating the S&P Homebuilding Select Industry Index. Neither Standard & Poor’s nor its third party licensors are responsible for and have not participated in the determination of the prices and the amount of the offered notes or the timing of, the issuance or sale of the offered notes or in the determination or calculation of the equation by which the offered notes are to be converted into cash. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the ordered notes.

NEITHER STANDARD & POOR’S, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P HOMEBUILDING SELECT INDUSTRY INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. STANDARD & POOR’S, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. STANDARD & POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL STANDARD & POOR’S, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

All disclosures contained in this prospectus supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Standard & Poor’s. Goldman, Sachs & Co. does not assume any responsibility for the accuracy or completeness of that information.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Pricing Supplement

Page
Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
The Index	PS-11

Prospectus Supplement No. 1 dated July 17, 2008

Summary Information	S-3
Hypothetical Returns on the Non-Principal Protected Equity Index-Linked Notes	S-11
Additional Risk Factors Specific to the Non-Principal Protected Equity Index-Linked Notes	S-27
General Terms of the Non-Principal Protected Equity Index-Linked Notes	S-36
Use of Proceeds and Hedging	S-49
Supplemental Discussion of Federal Income Tax Consequences	S-51
Employee Retirement Income Security Act	S-55
Supplemental Plan of Distribution	S-56
The Indices	A-1
MSCI EAFE Index	A-1
Russell 2000® Index	A-6
S&P 500® Index	A-9
TOPIX® Index	A-12

Prospectus Supplement dated July 16, 2008

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-21
Supplemental Plan of Distribution	S-22
Validity of the Notes	S-24

Prospectus dated July 16, 2008

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	64
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc	89
Legal Ownership and Book-Entry Issuance	94
Considerations Relating to Securities Issued in Bearer Form	100
Considerations Relating to Indexed Securities	104
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	107
Considerations Relating to Capital Securities	110
United States Taxation	113
Plan of Distribution	136
Employee Retirement Income Security Act	139
Validity of the Securities	139
Experts	140
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	140

$

The Goldman Sachs Group, Inc.

Leveraged Buffered Equity Index-Linked Notes due

(Linked to the S&P Homebuilding Select Industry Index)

Medium-Term Notes, Series D

Goldman, Sachs & Co.